PRIMERO REPORTS THIRD QUARTER 2015 RESULTS;

ON-TRACK TO MEET 2015 PRODUCTION GUIDANCE AT LOWER COSTS

(Please note that all dollar amounts in this news release are expressed in U.S. dollars. Refer to the third quarter 2015 management’s discussion and analysis (“MD&A”) and unaudited financial statements for more information.)

Toronto, Ontario, November 3, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported operational and financial results for the third quarter ended September 30, 2015.

Third Quarter Highlights:

•

On-track to Meet 2015 Production Guidance: Production increased by 15% to 68,620 gold equivalent ounces[1], compared to 59,673 gold equivalent ounces in the third quarter of 2014. The Company is on- track to meet its 2015 consolidated production guidance of 250,000 to 270,000 gold equivalent ounces with production to September 30, 2015 totaling 192,183 gold equivalent ounces.

•

Cash Costs and All-In Sustaining Cost Guidance Lowered: Cash costs[2] of $577 per gold equivalent ounce and all-in sustaining costs[3] of $775 per ounce are both below reduced annual guidance of $640 to $680 per gold equivalent ounce and $1,030 to $1,060 per ounce, respectively.

•

San Dimas Continues to Excel: San Dimas produced 49,566 gold equivalent ounces (33,623 ounces of gold and 1.90 million ounces of silver) at extremely low all-in sustaining costs of $454 per ounce. The Company has increased the San Dimas 2015 production guidance to 180,000 to 190,000 gold equivalent ounces at significantly reduced all-in sustaining costs expected in the range of $740 to $770 per ounce.

•

Black Fox Maintains Cost Control: Black Fox mill throughput averaged above 2,500 tonnes per day (“TPD”), generating gold production of 19,054 ounces at all-in sustaining costs of $1,000 per ounce. The Company has updated the Black Fox 2015 production guidance to 70,000 to 80,000 ounces at unchanged all-in sustaining costs of $1,150 to $1,200 per ounce.

•	Operating Cash Flow Remains Strong: Third quarter operating cash flow before changes in working capital[4] was $20.1 million ($0.12 per share). Adjusted net income[5] was $0.2 million ($0.00 per share), compared with adjusted net income of $6.7 million ($0.04 per share) for Q3 2014.

“Strong third quarter operating results reflect our focus on production expansion, optimization and cost control at both of our mines,” stated Joseph F. Conway, Chief Executive Officer. “The San Dimas mine continued to deliver strong operational results, and the mill expansion to 3,000 tonnes per day remains ahead of the original schedule and on track to be completed at a cost 33% less than originally estimated. We also continued to focus on the optimization of the Black Fox mine during the quarter and were able to extend the life of the Black Fox open-pit until the end of the third quarter. Importantly we are trialling the Black Fox mill at a peak rate of up to 3,200 tonnes per day following verbal confirmation of permit modifications, allowing us to increase throughput to an average of 2,500 tonnes per day. We enter the fourth quarter well positioned to deliver on our 2015 consolidated production guidance of 250,000 to 270,000 gold equivalent ounces, an increase of approximately 16% over 2014 levels.”

San Dimas Continues to Deliver; Black Fox Maintains Cost Control During Transition to Underground Mining

Primero produced a total of 68,620 gold equivalent ounces in Q3 2015, a 15% increase compared to 59,673 gold equivalent ounces in Q3 2014. Gold and silver production was 52,677 ounces and 1.90 million ounces, respectively, in Q3 2015 compared to 51,464 ounces and 1.41 million ounces in Q3 2014. This resulted in total production to September 30, 2015 of 192,183 gold equivalent ounces.

Reinstatement of the Company’s import and export licenses on August 6, 2015 resulted in the Company selling approximately 880,000 ounces of inventoried silver that was produced in the second quarter during the third quarter. This positively affected cash costs and associated all-in sustaining costs per ounce at San Dimas for the quarter.

The Company incurred consolidated total cash costs per gold equivalent ounce of $577 for Q3 2015, compared to $689 for Q3 2014. All-in sustaining costs per ounce were $775 for Q3 2015, compared to $1,154 in Q3 2014. Year to date total cash costs per gold equivalent ounce and total all-in sustaining costs per ounce are $642 and $962, respectively.

San Dimas produced 49,566 gold equivalent ounces (33,623 ounces of gold and 1.90 million ounces of silver) during the third quarter of 2015, a 33% increase from the same period in 2014. The increase in production was mainly due to higher throughput, grades and recoveries when comparing the periods.

San Dimas total cash costs on a gold equivalent basis in the third quarter of 2015 were $507 per ounce, compared to $690 per ounce, in Q3 2014. The lower cash costs per ounce were mainly due to higher metals production and higher silver credits in the third quarter of 2015. All-in sustaining costs at San Dimas were $454 per ounce in the third quarter 2015, compared with $919 per ounce in the same period of 2014, again mainly lower as a result of higher silver credits realized during the quarter.

The Black Fox mine produced 19,054 ounces of gold in the third quarter of 2015 compared to 22,288 ounces in the third quarter of 2014. Most of the production ounces came from the open-pit mine in 2015 and 2014. In the third quarter of 2015, production was 15% lower than 2014 largely due to the lower grades remaining in the open-pit. Underground production was slightly higher in 2015.

The Company successfully extended mining of the open-pit into late in the third quarter, compared to the original expectation of late August, and built a small higher-grade open-pit stock-pile that was processed early in the fourth quarter. The Company also received verbal confirmation of a permit modification during the third quarter to trial operations of the Black Fox mill at a peak rate of up to 3,200 tonnes per day, allowing the mill to increase throughput to an average of 2,500 tonnes per day.

Black Fox total cash costs per gold ounce were higher in Q3 2015 at $780 compared to $688 per ounce in Q3 2014 due to lower gold production and partially offset by lower costs. The weaker Canadian dollar relative to the U.S. dollar had a positive impact on costs at Black Fox during the quarter as well as lower costs in the mine with improvements to the underground mining method. The Black Fox mine incurred all-in sustaining costs per gold ounce of $1,000 in Q3 2015, compared to $1,202 in Q3 2014 as a result of substantially less development capital spent and equipment replacements in 2015 compared to 2014.

Cash Flows Remain Strong

Revenue in the third quarter of 2015 was $79.2 million, 5% higher than the same period in 2014, as a result of selling 52,413 ounces of gold at an average realized price of $1,106 per ounce, and 2.86 million ounces of silver at an average realized price of $7.42 per ounce6. Revenue was $75.5 million in the third quarter of 2014 from selling 51,701 ounces of gold at an average realized price of $1,251 per ounce, and 1.46 million ounces of silver at an average realized price of $7.43 per ounce.

Gold produced at Black Fox is subject to a gold purchase agreement7 and as a result 1,640 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $518 per ounce in Q3 2015. Silver produced at San Dimas is subject to a silver purchase agreement and as a result 2.01 million ounces of silver were sold to Silver Wheaton Caymans (“Silver Wheaton”) at a fixed price of $4.22 per ounce. In addition 847,000 ounces of silver were sold at an average spot price of $15.08 per ounce, which includes the silver ounces not sold during the second quarter of 2015, compared to 289,957 ounces of silver were sold at an average spot price of $20.44 in Q3 2014. The annual silver threshold of 6.0 million ounces under the silver purchase agreement was reset on August 6, 2015.

Operating cash flow before working capital changes in the third quarter of 2015 was $20.1 million ($0.12 per share), compared to $21.7 million ($0.14 per share) in the third quarter of 2014. Higher revenues and lower costs were offset by higher tax payments made at San Dimas in 2015 compared to 2014.

The Company generated a net loss of $5.4 million ($0.03 per share) in Q3 2015, compared to a net loss of $99.5 million ($0.62 per share) in Q3 2014, which included a goodwill impairment charge of $99.0 million relating to the Brigus acquisition.

Adjusted net income for Q3 2015 was $0.2 million ($0.00 per share), which excludes the impact of foreign exchange rate changes on deferred tax balances and removes the mark-to-market gain on the convertible debenture, compared with adjusted net income of $6.7 million ($0.04 per share) for Q3 2014, which excluded the impact of the $99.0 million impairment related to the Brigus acquisition, foreign exchange rate changes on deferred tax balances, office closure costs and transaction costs. The third quarter of 2015 adjusted net income includes a share-based payment expense of $0.3 million.

Revenue for the nine months ended September 30, 2015 was $219.9 million as a result of selling 160,425 ounces of gold at an average realized price of $1,155 per ounce, and 6.03 million ounces of silver at an average realized price of $5.73 per ounce. Revenue was $203.4 million in the same period of 2014 as a result of selling 130,880 ounces of gold at an average realized price of $1,266 per ounce, and 4.38 million ounces of silver at an average realized price of $8.61 per ounce.

Operating cash flow before working capital changes for the nine months ended September 30, 2015 was $62.5 million ($0.39 per share), compared to $53.9 million ($0.36 per share) in the same period of 2014, primarily as a result of higher sales volumes being offset by lower commodity prices and higher operating expenses.

The Company generated a net loss of $8.6 million ($0.05 per share) for the nine months ended September 30, 2015 compared with a net loss of $102.6 million ($0.69 per share) for the nine months ended September 30, 20148, which included a goodwill impairment charge of $99.0 million relating to the Brigus acquisition. Higher sales volumes were offset by lower realized commodity prices and higher operating expenses and depreciation and depletion

Adjusted net income was $6.6 million ($0.04 per share) for the nine months ended September 30, 2015, which primarily excludes the impact of foreign exchange changes on deferred tax balances and removes the mark-to-market gain on the convertible debenture, compared with adjusted net income of $10.2 million ($0.07 per share) for the same period in 2014 which primarily excluded goodwill impairment charges, transaction costs associated with the Brigus transaction, the impact of foreign exchange changes on deferred tax balances and office closure costs.

On-track to Meet 2015 Production Guidance at Lower Costs

Primero maintains its consolidated production guidance of between 250,000 and 270,000 gold equivalent ounces, approximately 16% higher than 2014. It now expects San Dimas to produce just above its original guidance range, to between 180,000 and 190,000 gold equivalent ounces and Black Fox to produce just below its original guidance range, to between 70,000 and 80,000 gold equivalent ounces.

The Company has lowered its cost guidance to reflect actual results to September 30, 2015 and includes updated foreign exchange rate estimates. As a result it has lowered its San Dimas cash cost guidance to $570 to $600 per gold equivalent ounce and its all-in sustaining costs to $740 to $770 per ounce. This has resulted in lower consolidated cash cost guidance of $640 to $680 per gold equivalent ounce and all-in sustaining costs of between $1,030 to 1,060 per ounce. Despite reduced expected production levels, Black Fox remains on track to meet its original cash cost guidance of $820 to $870 per ounce with the same all-in sustaining costs of between $1,150 to $1,200 per ounce.

	Original Guidance			Revised Guidance
	Black Fox	San Dimas	Consolidated	Black Fox	San Dimas	Consolidated
Attributable gold equivalent production[1] (gold equivalent ounces)	75,000- 85,000	175,000- 185,000	250,000- 270,000	70,000- 80,000	180,000- 190,000	250,000- 270,000
Gold Production (ounces)	75,000- 85,000	145,000- 155,000	220,000- 240,000	70,000- 80,000	150,000- 160,000	220,000- 240,000
Silver Production (million ounces)		6.5-7.5	6.5-7.5		7.5-8.0	7.5-8.0
Total cash costs[2] (per gold equivalent ounce)	$820-$870	$590-$640	$650-$700	$820-$870	$570-$600	$640-$680
All-in Sustaining Costs[3] (per gold ounce)	$1,150- 1,200	$890-$940	$1,050-$1,150	$1,150- 1,200	$740-$770	$1,030- 1,060
Capital Expenditures (US$ millions)	$38	$54	$103	$38	$54	$103

Liquidity Position

The Company’s liquidity position is $118.1 million, comprising cash of $43.1 million at September 30, 2015 and $75.0 million in undrawn credit facility. The Company’s cash position has increased from the June 30, 2015 balance of $39.8 million.

The Company expects to be able to meet all of its short term liability commitments, including the repayment of its 6.5% convertible debentures due in March 2016, and fulfill its exploration and capital expenditure plans for 2015 and 2016 from its cash balances, operating cash flows and available credit facility. Management’s goal is to maintain a strong balance sheet and have sufficient liquidity to fund the Company’s ongoing operations and growth plans.

San Dimas Meets Key Milestones Towards 3,000 TPD Expansion

During the third quarter the Company achieved key milestones at both the San Dimas mine and the mill, tracking towards the completion of its expansion from 2,500 TPD to 3,000 TPD9 by the accelerated Q2 2016 completion date10.

The Company successfully connected the tunnel between the Sinaloa-Graben and Central mining blocks, enabling one-way traffic flow within the mine and reducing average total haulage distances by approximately 3 kilometres. The connection of the tunnels provides a critical de-bottlenecking in the flow of machinery through the San Dimas mine.

At the San Dimas mill, the Company has completed the construction of foundations for the new secondary crusher and Primero personnel completed an inspection of the crusher fabrication at the manufacturer’s factory. Demolition of the old foundry is well advanced, which will clear space for the delivery of the new de-aeration system expected this quarter. The installation of the additional tailings pump is now complete and control has been handed over to the operations team. The new tailings filter and thickener are also in the process of fabrication and remain on-schedule for delivery to site in Q1 2016.

As previously disclosed, the Company has reduced the estimated capital investment to complete the 3,000 TPD expansion from $26.4 million to $17.7 million, which significantly improves the rate of return of the expansion project. The $8.7 million cost reduction is from 2016 planned spending. Annual production after project completion is expected to increase beyond 2015 levels with an associated reduction of cash costs.

Black Fox Turnaround Continues

Since the acquisition of the Black Fox Complex in March 2014, the Company has been focused on investing in underground development and drilling in order to transition the mine from a predominantly open-pit operation to a higher grade underground operation. Black Fox completed mining of the open-pit in September, but continued to process high-grade stockpiled ore from the open-pit in October. In Q4 2015 and onwards the Black Fox mill will be maintained at its 2,500 TPD capacity through a combination of high-grade production from the Black Fox underground mine supplemented by lower-grade stockpiled ore.

“While underground operations at Black Fox have achieved daily rates above the 1,000 tonnes per day target, we have been unable to sustain production at this level.” commented Ernest Mast, President and Chief Operating Officer. “Mining rates during the quarter were impacted by ground conditions in the east ramp at the 390 level. The current mine plan does not enable us sufficient flexibility to consistently exceed the 1,000 TPD to make up for days of lower productivity, which is why we have accelerated plans to begin mining from the Deep Central Zone. The development ramp to this zone is well advanced and expected to reach the 620 metre level by the end of 2015, with first production ore expected in Q2 2016. With mining of the higher-grade, wider mineralization in the Deep Central Zone we are confident we will have the flexibility to sustain the 1,000 TPD targeted rate.”

The Company’s 2015 mine plan includes mining down to the 560 metre level, with an average grade of between 5.0 and 6.0 grams per tonne (“g/t”) gold. On July 20, 2015 the Company announced recent drilling results from the Black Fox Deep Central Zone, which is currently estimated to contain approximately 160,000 ounces of gold resources with an average grade of 8.5 g/t. The Black Fox stockpile currently contains an estimated 1.2 million tonnes of ore grading 1.1 g/t. Mining at a rate of 1,000 TPD from the Black Fox underground, the Company anticipates the stockpile is capable of sustaining the mill until late 2017. Looking beyond, Primero continues to advance the environmental permitting and scoping study associated with the proposed Grey Fox open-pits. Results of the scoping study are expected to be released in early 2016.

On October 26, 201511 the Company announced recent drilling results from the Froome zone, located close the Black Fox open-pit and from the adjacent Grey Fox development project that continue to give management confidence that there remains significant exploration upside outside of the identified deposits at the Black Fox Complex. Drilling from the Froome zone, located 1 kilometre west of the Black Fox open-pit, include long mineralized intercepts of 5.1 g/t gold over 56.7 metres (15PR-G015), 4.8 g/t gold over 52.4 metres (15PR-G007) and 5.1 g/t gold over 30.9 metres (15PR-G013), demonstrating considerable continuity over long mineralized intervals. Recent drilling from the Gibson South deposit, located 300 metres to the southwest of the Grey Fox Contact zone, include 5.2 g/t gold over 34.0 metres (GF15-1043), and 6.4 g/t gold over 7.0 metres (GF15-1045).

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Tuesday, November 3, 2015 at 10:00 am ET to discuss third quarter operating and financial results.

Participants may join the call by dialing North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 7982094.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/6948.

A recorded playback of the third quarter 2015 results call will be available until January 31, 2016 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 4880609.

This release should be read in conjunction with Primero’s third quarter 2015 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the third quarter 2015 for San Dimas was based on realized prices of $1,115 per ounce of gold and $7.42 per ounce of silver. The ratio used for the 2015 fourth quarter guidance projection is 271:1 based on estimated average prices of $1,150 per ounce of gold and $4.24 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the third quarter 2015 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(3) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the third quarter 2015 MD&A for a reconciliation of operating cash flows to GAAP.

(4) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the third quarter 2015 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(5) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s third quarter 2015 financial statements and MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(6) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(7) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Pike River property.

(8) Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted relating to the period March 5, 2014 to September 30, 2014. Earnings from mine operations increased by $13.2 million ($7.0 million for Q3 2014), and net income and adjusted income increased by $11.8 million ($6.4 million for Q3 2014). Refer to Note 1(a) of the third quarter 2015 financial statements.

(9) Refer to the August 7, 2014 news release titled “Primero Announces Expansion of its San Dimas Mine To 3,000 TPD” as filed on SEDAR at www.sedar.com.

(10) Refer to the August 5, 2015 news release titled “Primero Reports Second Quarter 2015 Results; Strong Operating Results at Both Black Fox and San Dimas” as filed on SEDAR at www.sedar.com.

(11) Refer to the October 26, 2015 news release titled “Primero Continues to Grow Black Fox at Depth and Announces Wide Extension of the Froome Zone” as filed on SEDAR at www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814 2694
eyoung@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production guidance; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2015, the cash costs and all-in sustaining costs for 2015; the capital expenditures in 2015; the Company’s intentions and expectations respecting the expansion of San Dimas production to 3,000 TPD; the Black Fox underground development and ability to open new mining areas in 2015; the amount of ore from the Company’s operations in 2015; three-year plan forecasts; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2015; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able to develop the Cerro del Gallo asset or realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014[1]
Key Performance Data
Tonnes of ore milled	461,902	442,739	1,388,900	1,110,083
Produced
Gold equivalent (ounces)[2]	68,620	59,673	192,183	162,845
Gold (ounces)	52,677	51,464	161,904	133,803
Silver (million ounces)	1.90	1.41	5.99	4.40
Sold
Gold equivalent (ounces)[2]	71,417	60,209	189,889	160,250
Gold (ounces)	52,413	51,701	160,425	130,880
Silver (million ounces)	2.86	1.46	6.03	4.38
Average realized prices
Gold ($/ounce)[3]	$1,106	$1,251	$1,155	$1,266
Silver($/ounce)[3]	$7.42	$7.43	$5.73	$8.61
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$577	$689	$642	$682
By-product basis	$415	$596	$546	$546
All-in sustaining costs (per gold ounce)[2]	$775	$1,154	$962	$1,232

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$79,219	$75,503	$219,900	$203,441
Earnings from mine operations[4]	17,825	13,203	40,373	47,329
Net income (loss)[4]	(5,403)	(99,482)	(8,558)	(102,617)
Basic income (loss) per share	(0.03)	(0.62)	(0.05)	(0.69)
Adjusted Net Income (loss)[2,4]	153	6,681	6,594	10,231
Adjusted net income (loss) per share	0.00	0.04	0.04	0.07
Operating cash flows before working capital changes[2]	$20,106	$21,704	$62,487	$53,855
Operating cash flows before working capital changes per share[2]	$0.12	$0.14	$0.39	$0.36
Weighted average shares outstanding (basic)(000’s)	162,473	159,961	162,202	149,719
Weighted average shares outstanding(diluted) (000’s)	162,473	159,961	162,202	149,719

	September 30,	December 31,
	2015	2014[1]
Assets
Mining interests	$881,742	$881,480
Total assets	$1,011,083	$1,002,820
Liabilities
Long-term liabilities	$170,080	$190,213
Total liabilities	$265,688	$254,835
Equity	$745,395	$747,985

1.	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to September 30, 2014).
2.	See “NON-GAAP measurements“ in the Company’s third quarter 2015 MD&A.
3.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations” in the Company’s third quarter 2015 MD&A.).

4.

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted relating to the period March 5, 2014 to September 30, 2014. Earnings from mine operations increased by $13.2 million ($7.0 million for Q3 2014), and net income and adjusted income increased by $11.8 million ($6.4 million for Q3 2014). Refer to Note 1(a) of the third quarter 2015 financial statements.

SUMMARIZED OPERATING DATA
San Dimas

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Key Performance Data
Tonnes of ore mined	232,014	229,589	755,229	643,646
Tonnes of ore milled	228,392	219,656	742,296	637,056
Tonnes of ore milled per day	2,483	2,388	2,719	2,334
Average mill head grade (grams/tonne)
Gold	4.75	4.34	4.79	4.69
Silver	272	216	266	235
Average gold recovery rate (%)
Gold	96%	95%	96%	94%
Silver	95%	92%	94%	92%
Produced
Gold equivalent (ounces)	49,566	37,385	140,263	119,295
Gold (ounces)	33,623	29,176	109,984	90,253
Silver (million ounces)	1.90	1.41	5.99	4.40
Sold
Gold equivalent (ounces)	53,475	40,221	136,850	117,885
Gold (ounces)	34,471	31,713	107,386	88,515
Silver at fixed price (million ounces)	2.01	1.17	5.18	3.14
Silver at spot (million ounces)	0.85	0.29	0.85	1.24
Average realized price (per ounce)
Gold	$1,115	$1,275	$1,172	$1,286
Silver[1]	$7.42	$7.43	$5.73	$8.61
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$507	$690	$564	$619
By product basis	$219	$526	$401	$398
All in sustaining costs (per ounce)[3]	$454	$919	$660	$798
Revenue ($000's)	$59,660	$51,273	$160,279	$151,575
Earnings from mine operations ($000's)	$18,179	$10,737	$42,309	$42,855

1.	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations” in the Company’s third quarter 2015 MD&A).
2.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements“ in the Company’s third quarter 2015 MD&A.

3.	See “NON-GAAP measurements“ in the Company’s third quarter 2015 MD&A.

Black Fox

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014[1]
Key Performance Data
Open pit mining
Tonnes of ore mined	201,484	232,985	849,668	535,436
Strip ratio	4.40	6.78	4.71	8.00
Average gold grade (grams/tonne)	2.01	2.61	2.09	2.21
Underground mining
Tonnes of ore mined	36,005	20,880	83,795	70,715
Average gold grade (grams/tonne)	3.99	5.78	4.11	4.91
Open pit and underground
Tonnes of ore milled	233,510	223,083	646,604	473,027
Tonnes of ore milled per day	2,538	2,425	2,369	2,210
Average mill head grade (grams/tonne)	2.66	3.24	2.61	3.01
Average gold recovery rate (%)	96%	96%	96%	95%
Produced
Gold (ounces)	19,054	22,288	51,920	43,550
Sold
Gold at spot price (ounces)	16,302	18,432	48,163	39,160
Gold at fixed price (ounces)	1,640	1,556	4,876	3,205
Average realized gold price (per ounce)[2]	$1,089	$1,212	$1,123	$1,224
Total cash costs (per gold ounce)[3]	$780	$688	$856	$854
All-in sustaining costs (per ounce)[4]	$1,000	$1,202	$1,183	$1,453
Revenue ($000's)	$19,559	$24,230	$59,621	$51,866
Earnings (loss) from mine operations (000's)[5]	($354)	($6,678)	($1,936)	($4,671)

1.	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to September 30, 2014).
2.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations” in the Company’s third quarter 2015 MD&A).
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements“ in the Company’s third quarter 2015 MD&A.

4.

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted relating to the period March 5, 2014 to September 30, 2014. Earnings from mine operations increased by $13.2 million ($7.0 million for Q3 2014), and net income and adjusted income increased by $11.8 million ($6.4 million for Q3 2014). Refer to Note 1(a) of the third quarter 2015 financial statements.

5.	See “NON- GAAP measurements“ in the Company’s third quarter 2015 MD&A.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

		Three months ended		Nine months ended
		September 30		September 30
			2014		2014
			(As restated,		(As restated,
	Notes	2015	Note 1)	2015	Note 1)

Revenue	4	$79,219	$75,503	$219,900	$203,441

Operating expenses		(41,859)	(44,502)	(121,038)	(112,572)
Depreciation and depletion	7	(19,535)	(17,798)	(58,489)	(43,540)
Total cost of sales		(61,394)	(62,300)	(179,527)	(156,112)

Earnings from mine operations		17,825	13,203	40,373	47,329
Goodwill impairment charge		-	(98,961)	-	(98,961)
Exploration expenses		(231)	(1,205)	(1,091)	(1,239)
General and administrative expenses		(6,247)	(5,854)	(21,411)	(29,698)

Earnings (loss) from operations		11,347	(92,817)	17,871	(82,569)
Transaction costs and other expenses		-	(1,120)	(3,685)	(8,884)
Finance expense	11	(3,057)	(2,309)	(7,860)	(4,617)
Mark-to-market gain on convertible debentures	9(c)	9,000	-	13,500	-
Other income (loss)	13	(5,347)	4,686	(2,475)	1,867

Earnings (loss) before income taxes		11,943	(91,560)	17,351	(94,203)

Income tax expense	14	(17,346)	(7,922)	(25,909)	(8,414)

Net loss for the period		($5,403)	($99,482)	($8,558)	($102,617)

Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil		(131)	(1,870)	(865)	(282)
Unrealized gain (loss) on investment in Fortune Bay, net of tax of $nil		-	(95)	60	(444)
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil		-	-	456	-

Total comprehensive loss for the period		($5,534)	($101,447)	($8,907)	($103,343)

Basic loss per share		($0.03)	($0.62)	($0.05)	($0.69)
Diluted loss per share		($0.03)	($0.62)	($0.05)	($0.69)

Weighted average number of common shares outstanding
Basic		162,472,841	159,960,683	162,202,155	149,719,306
Diluted		162,472,841	159,960,683	162,202,155	149,719,306

See accompanying notes to the third quarter 2015 condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		September 30	December 31
	Notes	2015	2014

Assets
Current assets
Cash and cash equivalents		$43,104	$27,389
Trade and other receivables		36	59
Taxes receivable		26,719	33,272
Prepaid expenses		10,744	6,633
Inventories	8	33,166	20,366
Total current assets		113,769	87,719

Non-current assets
Restricted cash	6	6,140	17,646
Mining interests	7	881,742	881,480
Deferred tax asset		-	611
Long-term stockpile	8	8,195	14,309
Other non-current assets		1,237	1,055
Total assets		$1,011,083	$1,002,820

Liabilities
Current liabilities
Trade and other payables		$31,499	$50,743
Income tax payable		10,264	5,575
Other taxes payable		1,769	2,688
Current portion of long-term debt	9	52,076	5,616
Total current liabilities		95,608	64,622

Non-current liabilities
Other taxes payable		12,095	11,295
Deferred tax liability		59,267	50,374
Decommissioning liability		30,392	32,566
Long-term debt	9	63,500	89,771
Derivative liability	9(a)	-	1,405
Other long-term liabilities		4,826	4,802
Total liabilities		$265,688	$254,835

Shareholders' equity
Share capital	10(a)	$863,076	$858,761
Warrant reserve	10(b)	-	34,782
Contributed surplus	10(c)	58,310	21,526
Accumulated other comprehensive loss		(5,510)	(5,161)
Deficit		(170,481)	(161,923)
Total shareholders' equity		$745,395	$747,985
Total liabilities and shareholders' equity		$1,011,083	$1,002,820

See accompanying notes to the third quarter 2015 condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		Three months ended		Nine months ended
		September 30		September 30
			2014		2014
			(As restated,		(As restated,
	Notes	2015	Note 1)	2015	Note 1)
Operating activities
Earnings (loss) before income taxes		$11,943	($91,560)	$17,351	($94,203)
Adjustments for:
Depreciation and depletion	7	19,535	17,798	58,489	43,540
Goodwill impairment charge		-	98,961	-	98,961
Share-based compensation expense		1,285	(993)	6,360	10,713
Payments made under the Phantom Share Unit Plan		(196)	(336)	(3,813)	(9,490)
Mark-to-market gain on convertible debentures		(9,000)	-	(13,500)	-
Write-off of assets		-	102	-	1,317
Write-down of inventory		745	525	1,791	1,750
Unrealized foreign exchange loss (gain)		(1,712)	(2,385)	(3,232)	97
Taxes paid		(5,574)	(610)	(11,421)	(1,549)
Other		39	(2,029)	(955)	(1,636)
Other adjustments
Transaction costs (disclosed in financing activities)		-	-	3,651	-
Finance income (disclosed in investing activities)		(16)	(78)	(94)	(262)
Finance expense		3,057	2,309	7,860	4,617
Operating cash flow before working capital changes		20,106	21,704	62,487	53,855
Changes in non-cash working capital	12	7,998	(9,682)	(18,970)	(36,889)
Cash provided by (used in) operating activities		$28,104	$12,022	$43,517	$16,966

Investing activities
Expenditures on mining interests		($20,687)	($30,087)	($60,448)	($80,880)
Equity investment in Santana Minerals		-	(355)	-	(355)
Acquisition of Brigus Gold Corp (net)		-	-	-	(7,773)
Interest received		16	78	94	262
Cash used in investing activities		($20,671)	($30,364)	($60,354)	($88,746)

Financing activities
Repayment of debt	9 (d)	$-	($1,183)	($40,000)	($57,545)
Proceeds on exercise of options		-	510	826	9,873
Issuance of $75 million convertible debt		-	-	75,000	-
Transaction costs on issuance of convertible debt		-	-	(3,651)	-
Payments on capital leases		(1,533)	-	(4,832)	-
Funds released from reclamation bond	6	-	-	9,846	-
Proceeds on issuance of flow-through shares		-	-	-	8,037
Drawdown on line of credit, net of transaction costs		-	(561)	-	27,632
Interest paid		(3,191)	(2,239)	(6,267)	(3,817)
Cash provided by financing activites		($4,724)	($3,473)	$30,922	($15,820)

Effect of foreign exchange rate changes on cash		$565	($297)	$1,630	($1,055)

Increase (decrease) in cash		$3,274	($22,112)	$15,715	($88,655)
Cash, beginning of period		39,830	44,168	27,389	110,711
Cash, end of period		$43,104	$22,056	$43,104	$22,056

See accompanying notes to the third quarter 2015 condensed consolidated interim financial statements.